Exhibit 4.16

Consulting Agreement

Party A: U POWER LIMITED

Adress: Genesis Building 5th Floor, Genesis Close, George Town, Grand Cayman

Part B: RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED

Adress:

Whereas:

1. in accordance with the provisions of relevant laws and regulations, Party B accepts the entrustment of Party A to provide information consulting, project resource search and intermediary services for the business carried out by Party A within its business scope, and to search for shares of high-quality technology companies or target companies containing patents and other intangible assets in the market for Party A, and Party A shall pay Party B the consulting service fee for providing consulting services. And pay the equity transfer price to the shareholders of the technology company or the target company on behalf of A.

2. After full negotiation between Party A and Party B, the parties hereto sign the following agreement on the cooperation matters for mutual compliance

Service Content:

1. Party A entrusts Party B to provide Party A with channel information consultation, project resource search and intermediary services, and Party B accepts the entrustment. Party B shall pay the relevant equity transfer price to the shareholders of the target company on behalf of Party A.

2. Party A pays in advance the service fee and the consideration for the purchase of the target company in the total amount of US $6 million ($6,000,000), of which the intermediary fee is US $0.5 million ($500,000), and the share of target company is valued at US $5.5 million ($5,500,000).

Party A’s rights and obligations:

1. By signing this Agreement, Party A agrees to and confirms its obligation to pay remuneration for consulting services to Party B as agreed.

2. All expenses incurred by Party B in carrying out the consulting business shall be borne by Party B

3. Party A shall pay the transfer price to the shareholders of the target company through Party B

4. Party A shall sign the relevant equity transfer agreement with the shareholders of the target company and go through the relevant equity transfer procedures in accordance with laws and regulations.

5. For the intangible assets or patented technologies of the target company, Party B shall provide an asset evaluation report to Party A, and after the confirmation of Party A, Party A or Party A’s designee shall sign an agreement on the transfer of relevant intellectual property rights with the target company.

6. The Contract shall be valid until December 31, 2024, which means that Party B needs to complete the search, intermediary consulting services, equity payment and transfer shareholding of the target company and other matters before this date. If the contractual obligations are not completed by the due date, the full amount (including intermediary fees) shall be returned to party A, plus 5% interest for the period.

Party B’s rights and obligations

1. Provide project resources, information, intermediary and other services to Party A according to the work objectives with Party A.

2. Party B shall pay the equity transfer price to the shareholders of the target company as agent.

Service payment and equity transfer price

The service fee of Party B for providing consulting or recommendation services such as information and project resources for the business carried out by Party A and the equity transfer price shall total USD 6 million. Party A shall make a one-time payment to Party B’s designated collection account within 10 working days after signing this Contract.

Payment information of party B:

Beneficiary:RICHNESS FORTUNE CREDIT(HK)COMPANY LIMITED

Bank:HANGSENG BANK LIMITED,HONG KONG, HK

Bank Code:363481169001

SWIFT CODE:HASEHKHHXXX

Performance, modification and termination of the Agreement

1. After this Agreement comes into force, each party shall perform this Agreement in good faith and neither party shall modify or terminate it without authorization. If it is necessary to change or terminate, the parties shall reach a written agreement through negotiation.

2. If either party has any of the following circumstances, the other party has the right to unilaterally terminate this Agreement:

2.1 Prior to the expiration of the entrustment term, if either party explicitly states or indicates by its conduct that it will not perform its main obligations, the other party without expected breach shall have the right to terminate this Agreement;

2.2 If either party delays in performing the principal obligation and fails to perform it within a reasonable time after being urged to do so, the other party without delay shall have the right to terminate the Contract.

2.3 If either party delays in performing its obligations or commits other breaches of the contract, which makes it impossible to achieve the purpose of the contract, the non-breaching party shall be entitled to exercise the right to rescind the contract.

3. Upon termination or rescission of this Agreement: Each party shall return the documents and materials belonging to the other party under its control or possession and requested by the other party to be returned.

Violation responsibility

1. If either party commits any breach of term 2.2 or any other breach, the non-breaching party shall have the right to demand the breaching party to bear the corresponding liability for compensation.

2. If any party commits any other breach of contract and causes losses to the other party, it shall be liable for compensation.

other terms:

1. The mailing address for signing this Agreement shall be the address agreed by the parties for mutual delivery of documents. Any change of the address of one party shall be promptly notified to the other party in writing. Otherwise, documents sent by other parties to such address shall be deemed to have been delivered, and the adverse consequences arising therefrom shall be borne by the party that fails to notify in time.

2. For matters not covered herein, Party A and Party B shall sign a supplementary agreement separately.

3. Both parties shall be obliged to keep confidential the contents of this Agreement and the relevant materials and information. Unless otherwise required by laws, regulations or regulatory authorities, shall not be disclosed without authorization.

4. Any dispute arising from the performance of this Agreement shall be settled by the parties through negotiation. If no agreement can be reached through negotiation, either party shall have the right to file for arbitration with the Hong Kong International Arbitration Centre. The place of arbitration shall be Hong Kong, China, and the language of arbitration shall be Chinese. The tribunal shall be composed of three arbitrators appointed in accordance with the arbitration rules. The parties further acknowledge and agree that this arbitral award is final and binding on all parties. Neither party shall submit the dispute to any litigation. Unless otherwise specified by the tribunal, the arbitration fee and attorney’s fee shall be borne by the losed party.

5. This Agreement shall come into force upon being sealed by both parties and signed by authorized representatives.

6. This Agreement is made in two originals, with each party holding one copy and each copy having the same legal effect.

( below No text )

( Signature and seal page )

Payt A (seal): U POWER LIMITED

authorised representative (Signature):

Date:2023.04.18

Payt B (seal): RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED

authorised representative (Signature):

Date:2023.04.18

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